

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2019

John Wilkes
Chief Executive Officer
DLT Resolution Inc.
5940 S. Rainbow Blvd.
Suite 400-32132
Las Vegas, NV 89118

      Re: DLT Resolution Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed April 13, 2018
            File No. 333-148546

Dear Mr. Wilkes:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Telecommunications